GERDAU S.A.
Condensed consolidated
interim financial information
as of and at March 31, 2008 and 2007

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Gerdau S.A.
Rio de Janeiro - Brazil

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related condensed consolidated statements of income, comprehensive income, changes in shareholder’s equity and cash flows for the three-month periods ended March 31, 2008 and 2007. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2007, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 31, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Auditores Independentes
Rio de Janeiro, Brazil
July 3, 2008

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

ASSETS
		March 31, (Unaudited)		December
	Note	2008	2007	31, 2007

Current assets
Cash and cash equivalents		1,182,392	393,111	1,137,553
Restricted cash		6,642	13,518	6,580
Short-term investments
Trading		1,009,213	2,025,617	1,601,594
Available for sale		136,769	141,324	156,029
Held to maturity		-	147,316	-
Trade accounts receivable, net		2,066,915	1,566,835	1,781,357
Inventories	3	3,687,726	2,405,162	3,416,605
Unrealized gains on derivatives	9	5,050	3,244	8
Deferred income taxes		43,423	62,245	43,734
Tax credits		315,321	216,579	340,625
Prepaid expenses		61,877	46,881	61,383
Other		150,300	90,815	134,601
Total current assets		8,665,628	7,112,647	8,680,069

Non-current assets
Property, plant and equipment, net	4	8,820,007	6,483,112	8,619,714
Deferred income taxes		139,150	203,821	137,650
Judicial deposits	6	131,569	84,047	126,311
Unrealized gains on derivatives	9	23,412	7,039	877
Tax credits		333,849	223,929	339,830
Equity investments		469,196	195,831	317,217
Investments at cost		103,305	17,692	17,281
Intangible assets, net		595,901	25,609	609,206
Goodwill		3,688,339	462,395	3,535,326
Prepaid pension cost		414,428	255,762	393,842
Advance payment for acquisition of investment		-	14,895	34,895
Other		122,703	140,366	158,412
Total assets		23,507,487	15,227,145	22,970,630

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

LIABILITIES AND SHAREHOLDER’S EQUITY
		March 31, (Unaudited)		December
	Note	2008	2007	31, 2007
Current liabilities
Short-term debt	5	449,755	371,067	762,764
Current portion of long-term debt	5	726,741	565,949	655,229
Trade accounts payable		1,557,403	1,220,313	1,455,011
Income taxes payable		132,757	64,259	52,262
Unrealized losses on derivatives	9	7,066	702	1,109
Deferred income taxes		57,190	39,302	55,758
Payroll and related liabilities		244,175	160,232	292,522
Dividends and interest on equity payable		45,228	2,815	655
Taxes payable, other than income taxes		297,404	226,971	219,241
Other		271,352	252,201	286,093
Total current liabilities		3,789,071	2,903,811	3,780,644

Non-current liabilities
Long-term debt, less current portion	5	7,105,308	3,182,486	7,053,916
Debentures	5	515,765	474,476	509,880
Deferred income taxes		840,243	435,625	853,128
Accrued pension and other post-retirement benefits obligation		434,643	262,681	425,307
Provision for contingencies	6	235,799	192,825	265,326
Unrealized losses on derivatives	9	22,935	2,526	9,093
Deferred credit related to acquisition of Corporación Sidenor		96,549	108,254	90,089
Other		179,571	222,140	174,839
Total non-current liabilities		9,430,813	4,881,013	9,381,578

Total liabilities		13,219,884	7,784,824	13,162,222

Minority interest		2,888,831	1,975,556	2,804,949

SHAREHOLDERS' EQUITY	7

Preferred shares - no par value - 3,000,000,000 authorized shares and 871,972,084 shares issued at March 31, 2008 and 2007 and at December 31, 2007, after giving retroactive effect to the stock bonus approved on May 30, 2008 (Note 14 (X)).		2,253,377	2,253,377	2,253,377

Common shares - no par value - 1,500,000,000 authorized shares and 463,214,016 shares issued at March 31, 2008 and 2007 and at December 31, 2007, after giving retroactive effect to the stock bonus approved on May 30, 2008 (Note 14 (X)).		1,179,236	1,179,236	1,179,236

Additional paid-in capital		135,577	132,147	134,490

Treasury stock - 9,636,744 and 10,140,276 preferred shares at March 31, 2008 and 2007, respectively, and 9,933,302 at December 31, 2007, after giving retroactive effect to the stock bonus approved on May 30, 2008 (Note 14 (X))		(59,046)	(45,711)	(44,778)

Legal reserve		154,420	77,599	154,420
Retained earnings		2,874,096	1,807,595	2,569,255
Accumulated other comprehensive income (loss)
- Foreign currency translation adjustment		778,343	37,109	672,657
- Unrealized net gains and losses on pension and postretirement benefits, net of tax		77,174	25,413	77,030
- Unrealized gain on available for sale securities		11,657	-	7,772
- Unrealized loss on qualifying cash flow hedge		(6,062)	-	-
Total shareholders' equity		7,398,772	5,466,765	7,003,459

Total liabilities and shareholders' equity		23,507,487	15,227,145	22,970,630

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
(in thousands of U.S. Dollars, except number of shares and per share amounts)

		Three-month period ended March 31, (Unaudited)
	Note	2008	2007

Sales		5,745,849	3,861,957
Less: Federal and state taxes		(526,260)	(313,545)
Less: Discounts		(102,902)	(59,007)

Net sales		5,116,687	3,489,405

Cost of sales		(3,856,226)	(2,641,056)

Gross profit		1,260,461	848,349

Sales and marketing expenses		(92,387)	(72,232)
General and administrative expenses		(275,108)	(205,173)
Other operating income (expenses), net		(7,953)	26,675

Operating income		885,013	597,619

Financial expenses		(207,846)	(121,592)
Financial income		71,577	124,599
Foreign exchange gains and losses, net		6,643	87,261
Gains and losses on derivatives, net		4,167	4,059
Equity in earnings of unconsolidated companies, net		21,965	18,596

Income before taxes on income and minority interest		781,519	710,542

Provision for taxes on income	11
Current		(199,254)	(137,651)
Deferred		16,616	(29,003)
		(182,638)	(166,654)

Income before minority interest		598,881	543,888

Minority interest		(142,446)	(119,168)

Net income		456,435	424,720

Per share data (in US$)
Basic earnings per share	8
Preferred		0.34	0.32
Common		0.34	0.32

Diluted earnings per share
Preferred		0.34	0.32
Common		0.34	0.32

Number of weighted-average common shares outstanding after giving retroactive effect to the stock bonus (Note 14 (X)) – Basic and diluted		463,214,016	463,214,016

Number of weighted-average preferred shares outstanding after giving retroactive effect to the stock bonus (Note 14 (X)) – Basic		861,738,880	861,809,390

Number of weighted-average preferred shares outstanding after giving retroactive effect to the stock bonus (Note 14 (X)) – Diluted		865,471,968	875,869,010

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three-month period ended March 31, (Unaudited)
	2008	2007

Net income as reported in the consolidated statement of income	456,435	424,720
Amortization of unrealized losses on pension and postretirement obligation, net of tax	144	(4,639)
Foreign currency translation adjustments	105,686	188,907
Unrealized gain on available for sale securities, net of tax	3,885	-
Unrealized loss on qualifying cash flow hedge, net of tax	(6,062)	-

Comprehensive income for the period	560,088	608,988

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
(in thousands of U.S. Dollars, except per share data)

	Preferred shares	Common shares	Additional paid-in capital	Treasury stock	Legal reserve	Retained earnings	Cumulative other comprehensive income (loss)	Total

Balances as of January 1, 2007	2,253,377	1,179,236	131,546	(46,010)	74,420	1,459,818	(121,746)	4,930,641
Net income	-	-	-	-	-	424,720	-	424,720
Appropriation of reserves	-	-	-	-	3,179	(3,179)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	188,907	188,907
Dividends - $0.06 per Common share and per Preferred share (*)	-	-	-	-	-	(73,861)	-	(73,861)
Amortization of unrealized losses on pension and postretirement obligation, net of tax	-	-	-	-	-	-	(4,639)	(4,639)
Stock option exercised during the period	-	-	-	299	-	97	-	396
Stock option plan expense recognized during the period	-	-	601	-	-	-	-	601

Balances as of March 31, 2007	2,253,377	1,179,236	132,147	(45,711)	77,599	1,807,595	62,522	5,466,765

Balances as of January 1, 2008	2,253,377	1,179,236	134,490	(44,778)	154,420	2,569,255	757,459	7,003,459
Net income	-	-	-	-	-	456,435	-	456,435
Foreign currency translation adjustment	-	-	-	-	-	-	105,686	105,686
Dividends - $0.11 per Common share and per Preferred share (*)	-	-	-	-	-	(141,813)	-	(141,813)
Amortization of unrealized losses on pension and postretirement obligation, net of tax	-	-	-	-	-	-	144	144
Unrealized loss on qualifying cash flow hedge	-	-	-	-	-	-	(6,062)	(6,062)
Unrealized gains on available for sale securities	-	-	-	-	-	-	3,885	3,885
Minority effect over consolidated entities	-	-	-	-	-	(668)	-	(668)
Purchase of treasury preferred shares	-	-	-	(27,941)	-	-	-	(27,941)
Stock option exercised during the period	-	-	-	13,673	-	(9,113)	-	4,560
Stock option plan expense recognized during the period	-	-	1,087	-	-	-	-	1,087

Balances as of March 31, 2008	2,253,377	1,179,236	135,577	(59,046)	154,420	2,874,096	861,112	7,398,772

(*) After giving retroactive effect to the stock bonus described in Note 14 (X). Preferred treasury stock shares for the three-month periods presented above are not considered to be outstanding.

The accompanying notes are an integral part of this condensed consolidated interim financial information.

 GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)
(in thousands of U.S. Dollars)

		Three-month period ended March 31,
	Note	2008	2007

Cash flows from operating activities
Net income		456,435	424,720
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization		243,190	151,408
Equity in earnings on unconsolidated companies		(21,965)	(18,596)
Foreign exchange gain, net		(6,643)	(87,261)
Gains on derivatives instruments		(4,167)	(4,059)
Minority interest		142,446	119,168
Deferred income taxes		(16,616)	29,003
Losses (gains) on disposal of property, plant and equipment, net		(3,118)	1,334
Provision for doubtful accounts		2,000	2,139
Provision (reversion) for contingencies		(33,576)	3,556
Distributions from joint ventures		10,404	20,404
Realized loss on writedown of short-term investments		22,667	-
Other, net		1,048	(35)

Changes in assets and liabilities:
Increase in accounts receivable		(262,398)	(258,066)
Decrease (increase) in inventories		(202,588)	35,019
Increase in accounts payable and accrued liabilities		121,668	100,138
Increase in other assets		(40,504)	(45,960)
Increase (decrease) in other liabilities		(102,400)	68,484
Purchases of trading securities		(757,813)	(813,228)
Proceeds from maturities and sales of trading securities		1,378,061	1,096,185
Net cash provided by operating activities		926,131	824,353

Cash flows from investing activities
Additions to property, plant and equipment		(255,791)	(362,858)
Proceeds from sales of property, plant and equipment		3,167	-
Payment for acquisition in Colombia	2.8 (a)	(107,194)	-
Payment for acquisition in Argentina		(1,217)	(3,916)
Payment for acquisition in Mexico	2.8 (d)	(124,666)	(258,840)
Cash balance of acquired companies		-	6,238
Net related party debt loans and repayments		(34,510)	(360)
Purchases of available for sale securities		54	(226,805)
Proceeds from maturities and sales of available for sale securities		(3,338)	199,795
Net cash used in investing activities		(523,495)	(646,746)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)
(in thousands of U.S. Dollars)

		Three-month period ended March 31,
	Note	2008	2007

Cash flows from financing activities
Cash dividends and interest on equity paid		(135,555)	(180,286)
Proceeds from exercise of employee stock options		4,560	396
Decrease (increase) in restricted cash		535	(6)
Payment for acquisition in Brazil		(22,127)	-
Debt issuance		211,205	191,731
Payment of debt		(434,462)	(289,555)
Net related party debt loans and repayments		(493)	2,839
Net cash used in financing activities		(376,337)	(274,881)

Effect of exchange rate changes on cash		18,540	4,887

Decrease (increase) in cash and cash equivalents		44,839	(92,387)
Cash and cash equivalents at beginning of period		1,137,553	485,498
Cash and cash equivalents at end of period		1,182,392	393,111

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

1	Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina, Spain, Peru, and more recently in Mexico, Dominican Republic and Venezuela (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada, Chile, Colombia, Spain, Peru and, to a lesser extent, in Argentina, Mexico, Venezuela, Dominican Republic and Uruguay.

2	Basis of presentation

2.1	Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its legal financial statements. In accordance with Brazilian Securities Commission (CVM) rules, the Company has started to present its consolidated financial statements under IFRS (International Financial Reporting Standards) beginning the third quarter of 2007. The consolidated financial statements under IFRS are prepared in Brazilian reais.

The condensed consolidated financial information as of and for the three-month period ended March 31, 2008 and 2007 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2008 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2007, except for the recognition of a qualifying cash flow hedge (Note 9), and should be read in conjunction therewith.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

2.2	Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”).  SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquired and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. For business combinations in which the acquisition date was before the effective date of this Statement, the acquirer shall apply the requirements of Statement 109, as amended by this Statement, prospectively. That is, the acquirer shall not adjust the accounting for prior business combinations for previously recognized changes in acquired tax uncertainties or previously recognized changes in the valuation allowance for acquired deferred tax assets. However, after the effective date of this Statement. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the potential impact on its consolidated statements upon adoption of Statement 161.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Company does not expect to have any significant impact of adopting this SFAS.

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60”. SFAS 163 clarifies how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for fiscal years and interim periods beginning after December 15, 2008. The Company does not expect to have any impact of adopting this SFAS.

2.3	Adoption of new accounting standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of SFAS 157 did not materially impact the Company balance sheet, statement of earnings, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.

In February 2008, the FASB issued Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated balance sheets and statements of earnings.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three – tier fair value hierarchy which prioritizes the inputs in measuring fair value requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of March 31, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. These assets included investments in public and private securities and derivative instruments.

The public securities refer primarily to National Treasury Notes – “NTN” issued by the Brazilian Government and stocks that were classified as Level 1. The private securities refer primarily to fixed-income investments (Bank Deposit Certificate – “CDB” and Interbank Deposit – “DI”) and were classified as Level 2. The Company’s derivative instruments consist of interest rate swaps and collar contracts which are traded on a public exchange. See Note 9 for further information on the Company’s derivative instruments and hedging activities. The fair values of the derivatives were determined based on inputs that are readily available in public markets or derived from information available in publicly quoted markets. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives. The Company utilized a standard pricing model based on inputs that were either readily available in public markets, derived from information available in publicly quoted markets, or quoted by counterparties to these contracts to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.

The Company also invested in auction rate security instruments, which are classified as short-term investments and reflected at fair value. Due to recent events in credit markets over the past several months, auctions for certain auction rate securities from our subsidiary Gerdau Ameristeel failed auction because sell orders have exceeded buy orders. As a result of these failed auctions or future failed auctions, Gerdau Ameristeel may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is Gerdau Ameristeel intention to sell these investments when liquidity returns to the market for these securities, if Gerdau Ameristeel determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, Gerdau Ameristeel might have to reclassify the investments from a current asset to a non-current asset. Due to the lack of availability of observable market quotes on the Gerdau Ameristeel investment portfolio of marketable securities and auction rate securities, Gerdau Ameristeel utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, Gerdau Ameristeel recorded an other-than-temporary impairment of approximately $22.7 million at March 31, 2008, related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

The Company’s financial assets and liabilities measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at March 31, 2008, were as follows:

	Fair Value Measurements at Reporting Date Using
	March 31, 2008	Quoted Prices Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short-term investments
Trading	1,009,213	126,462	882,751
Available for sale	136,769	64,845		71,924
Derivatives assets	28,462	-	28,462	-
Liabilities
Derivatives liabilities	30,001	-	30,001	-

Unrecognized Put options
Sidenor (See Note 9)	284,845	-	-	284,845
PCS (See Note 9)	75,203	-	-	75,203

The table below provides a summary of changes in fair value for the level 3 assets:

Balance as of December 31, 2007	360,767
(-) Writedown of short-term investrments	(22,667)
(+) Additions	93,872
Balance as of March 31, 2008	431,972

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008, the effective date of the standard.

2.4	Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada, Spain and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in U.S. dollars, are translated from the functional currency into the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

2.5	Controlling shareholder

As of March 31, 2008, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 44.84% (December 31, 2007 and March 31, 2007 – 44.86% and 45.15% respectively) of the total capital of the Company. MG’s share ownership consisted of 74.89% (December 31, 2007 and March 31, 2007 – 74.89% and 74.73% respectively) of the Company’s voting common shares and 28.70% (December 31, 2007 and March 31, 2007 – 28.71% and 28.38% respectively) of its non-voting preferred shares.

2.6	Stock Based Compensation Plans

Gerdau S.A. and Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries maintain stock based compensation plans. The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company applied the modified prospective application method to account for the implementation of SFAS 123R, which consists recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. A brief summary of those plans is presented below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Directors may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and up to 5 years after vested.

During the three months ended March 31, 2008, the Company recognized $1,087 (March 31, 2007 - $601) of stock compensation costs related to the options issued during 2007. At March 31, 2008, the remaining unrecognized compensation cost related to these unvested options was approximately $14,887 (March 31, 2007 - $10,661) and the weighted-average period of time over which this cost will be recognized is 3.44 years.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below.

The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.

An award of approximately $8.3 million was earned by participants in 2007 and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.

During the three months ended March 31, 2008 and 2007, the compensation costs recognized by the Company for options issued during, 2007, and 2008 were insignificant. At March 31, 2008, the remaining unrecognized compensation cost related to all unvested options was approximately $2.7 million and the weighted-average period of time over which this cost will be recognized is 3.3 years.

Methodology and assumptions used to estimate grant-date fair value

The Company has selected the Black-Scholes model to estimate the grant-date fair value of stock based compensation. Under SFAS 123R, the Company is required to estimate forfeitures when determining the stock based compensation expense as opposed to recognizing the forfeitures and the corresponding reduction in expense when they occur. The following weighted-average assumptions were used to estimate the compensation expense following the fair value method for compensation in stock of Gerdau S.A. and of Gerdau Ameristeel Corp., as appropriate.

Assumptions for options granted during the three-month period ended March 31, 2008

	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	2.81%	3.08%
Expected stock price volatility:	37.77%	49.10%
Risk-free rate of return:	14.04%	3.01%
Expected life:	4.89 years	6.25 years

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Assumptions for options granted during the three-month ended March 31, 2007	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	4.32%	4.00%
Expected stock price volatility:	38.72%	50.50%
Risk-free rate of return:	12.40%	4.51%
Expected life:	4.90 years	6.25 years

Summary of the Gerdau Plan and of the Gerdau Ameristeel plans

A summary of the Gerdau Plan is as follows:

	Three-month period ended March 31, 2008
Gerdau S.A.Plans	Number of shares (*)	Weighted-average exercise price (*)
		US$
Outstanding at December 31, 2007	9,005,622	5.42
Granted	1,170,960	15.08
Forfeited	(127,686)	5.51
Exercised	(2,291,694)	2.03
Outstanting at March 31, 2008	7,757,202	7.95

Options exercisable	1,046,838	5.05

(*) After giving retroactive effect to the stock bonus described in Note 14 (X).

US$
Proceeds from stock options exercised	4,560
Intrinsic value of stock options exercised	117

A summary of the Gerdau Ameristeel plans is as follows:

	Three-month period ended March 31, 2008
Gerdau Ameristeel Plans	Number of shares	Weighted-average exercise price
		US$
Outstanding at December 31, 2007	1,287,669	5.92
Granted	385,556	15.86
Exercised	(144,736)	2.46
Outstanding at March 31, 2008 (a)	1,528,489	8.75

Options exercisable	762,238	4.28

(a) At March 31, 2008, the weighted-average remaining contractual life of options outstanding and exercisable were 6.83 years and 2.11 years, respectively.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

At March 31, 2008 and 2007 the aggregate intrinsic value of options outstanding was $9.0 million and $9.2 million, respectively. At March 31, 2008 and 2007, the aggregate intrinsic value of options exercisable was $7.6 million and $8.5 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

The grant date fair value of stock options granted during the three months ended March 31, 2008 was $6.02 (March 31, 2007 was $4.08).

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the three months ended March 31, 2008 and 2007 are provided in the following table:

	2008	2007
Proceeds from stock options exercised	494	295
Tax benefit related to stock options exercised	664	526
Intrinsic value of stock options exercised	1,686	1,522
Fair value of shares vested	10,586	10,622

For the three months ended March 31, 2008 and 2007 the Company recorded $3.8 million and $8.8 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.

2.7	Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

	Percentage interest (%)
	March 31, 2008	March 31, 2007
Aceros Cox S.A. (Chile)	98	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Chaparral Steel Company (USA) (See Note 2.8.f)	65	-
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA)	65	65
Pacific Coast Steel Inc. - PCS (USA)*	36	36
Gerdau Açominas S.A. (Brazil)	92	89
Gerdau Aços Especiais S.A. (Brazil)	92	89
Gerdau Aços Longos S.A. (Brazil)	92	89
Gerdau América Latina Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Comercial de Aços S.A. (Brazil)	92	89
Diaco S.A. (Colombia) (See Note 2.8.a)	95	57
Gerdau GTL Mexico, S.A. de C.V. (Mexico) and its subsidiaries	100	100
Siderurgica Tultitlan S.A. de C.V. (Mexico)	100	100
Ferrotultitlán, S.A. de C.V. (Mexico)	100	100
Arrendadora Valle de Mexico, S.A. de C.V. (Mexico)	100	100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. – Margusa (Brazil)	-	89
Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda. (Brazil)	92	-
Paraopeba - Fundo de Investimento Renda Fixa (Brazil)	89	93
Seiva S.A. – Florestas e Indústrias (Brazil)	97	97
Sipar Aceros S.A. (Argentina)	90	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. (Spain) and its subsidiaries**	40	40
Sidenor Industrial S.L. (Spain)	40	40
Forjanor S.L. (Spain)	40	40
GSB Aceros S.L. (Spain)	-	40
Aços Villares S.A. (Brazil)	23	23
Empresa Siderurgica del Peru S.A.A. – “Siderperu” (Peru)	83	83
Siderurgica Zuliana C.A. (Venezuela)	100	-

* Gerdau Ameristeel holds an interest of 55% in PCS, and the Company holds an interest of 65% in Gerdau Ameristeel. Therefore, the Company’s indirect interest in PCS is 36% and PCS is being consolidated by Gerdau Ameristeel which in turn is consolidated by the Company.

** The company considers Corporación Sidenor a variable interest entity (“VIE”) as defined by FIN 46(R).
The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting interest. The consolidated financial statements include, in addition to the operational companies presented in the table above, all the other companies that meet the criteria for consolidation under US GAAP, which consist of holding companies which invest in the operating companies and carry out financing transactions.

All intercompany balances and transactions have been eliminated on consolidation.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

2.8	Acquisitions

a) Diaco S.A.

On January 14, 2008, the Company acquired from minority shareholders an additional interest of 40.2% in Diaco S.A.’s capital for $107.2 million. At the end of this acquisition, the Company’s ownership percentage came to hold, indirectly, 95.4% of the Diaco S.A.’s capital.

b) Century Steel, Inc.

On February 12, 2008, the Company, through the Pacific Coast Steel (PCS) subsidiary, announced the Century Steel, Inc. (“CSI”) acquisition, a rebar and structural steels’s company specialized in the manufacture, rebar and structural steel’s installation, for approximately $151.5 million. Concomitantly with the CSI acquisition, the Company paid approximately $68.0 million to increase the ownership percentage in PCS for approximately 84%. These transactions were concluded in the second quarter of 2008.

c) Cleary Holdings Corp.

On February 21, 2008, the Company signed a purchase agreement to acquire 50.9% of Cleary Holdings Corp.’s capital, a Company controller of coking coal facilities and coking reserves in Colombia with a current production capacity of 1.0 million coking coal tons per year and the coking reserves estimated in 20 million tons. The amount to be disbursed for this acquisition is $59 million and it is subject to the Colombian Regulatory Agencies’ approval.

d) Corsa Controladora, S.A. de C.V.

On February 27, 2008, the Company concluded the acquisition of 49% of the Corsa Controladora, S.A. de C.V. (holding)’s capital, which holds 100% of the Aceros Corsa, S.A. de C.V.’s capital, which also controls two steel distributors. Aceros Corsa, situated in the Tlalnepantla City, metropolitan region of Mexico City, is a mini-mill that produces long steel (light commercial bars) with an installed capacity of 150 thousand tonnes of crude steel and 300 thousand tonnes of rolled products per year. The amount disbursed in this acquisition is $110.7 million. The Company and the Corsa Controladora, S.A.’s Shareholders established also a joint venture denominated Estructurales Corsa S.A.P.I. de C.V. with the purpose of implementing a project to produce structural bars in Mexico. The new plant will have an installed capacity of 1.0 million tonnes of crude steel and 700 thousand tonnes of rolled products per year and will involve an estimated investment of $400 million. The plant will start to operate in 2010. On March 31, 2008 the amount disbursed for this joint venture totalized $13.5 million. This investment is recorded by the Equity accounting method.

e) Gerdau GTL México, S.A. de C.V. (Grupo Feld S.A. de C.V.)

In March 2008, the Company concluded the fair value assessment for all assets and liabilities of the Gerdau GTL México, S.A. de C.V resulting in a goodwill complement recognition of $4,857.

The table below presents the fair value calculation for the assets and liabilities acquired from Gerdau GTL Mexico (on the acquisition date):

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

	Preliminary allocation recorded as of March 31, 2007	Final allocation
Net assets (liabilities) acquired
Current assets	43,648	43,648
Property, plant and equipment	108,522	101,776
Other non-current assets	3,862	5,751
Goodwill	124,977	129,834
Current liabilities	(20,783)	(20,783)
Non-current liabilities	(1,386)	(1,386)
	258,840	258,840

Purchase price consideration, at fair value	258,840	258,840

f) Chaparral Steel Company (“Chaparral”)

On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), broadening the Company’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company.

The financial statements of the Company include the results of these acquisitions from the date of acquisition.

During the first quarter of 2008, the Company revised the purchase price allocation as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $1.7 million. The following table summarizes the revised fair value of assets acquired and liabilities assumed for Chaparral.

Current assets	1,060,116
Property, plant and equipment	703,811
Intangible assets	605,671
Other non-current assets	11,519
Goodwill	2,774,901
Current liabilities	(676,461)
Non-current liabilities	(415,299)
4,064,258

The purchase price allocation to the identifiable intangible assets is as follows:
		Remaining Useful life
Customer relationships	561,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	2 years
Order backlog	14,671	1.5 month
	605,671

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

The $2.77 billion of goodwill has been allocated to the steel mills segment and refers to the excess of the cost of Chaparral over the fair values assigned to the acquired tangible and intangible assets and liabilities assumed was recognized as goodwill. Coinciding with the assignment of fair values to the existing fixed assets, inventory, assumed liabilities and other assets and liabilities, the Company identified the following intangible assets: customer relationships, patented technology, internally developed software, and order backlog. The significant balance assigned to goodwill is a direct result of the following factors:

•
the rapid consolidation that has taken place in the global steel industry which has results in acquisition valuations being increased dramatically over recent years requiring substantial premiums to be paid,

•	the Chaparral acquisition provided the Company an expanded geographic presence further west in the United States,
•	existing installed production capacity of the mills,
•	a nonunion labor force status,
•	an increased presence in the strong structural steel market.
•	the Company believes that it will be able to successfully integrate the business operations of Chaparral and realize synergies associated with the acquisition.

The purchased intangibles and goodwill are not deductible for tax purposes. However purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized. As allowed under SFAS 141, the Company has up to one year from the acquisition date to adjust the valuations of goodwill and intangible assets.

The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of the period shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the period presented, or of results which may occur in the future.
March 31, 2007
Net sales	3,909,077
Net income	408,230
Earnings per share - Basic	0.30
Earnings per share - Diluted	0.30

The unaudited pro forma information presented above reflects the results of operations for three months ended March 31, 2007 as though the acquisition had been completed at the beginning of that period. The fair value adjustment to inventory ($22 million net of tax) has been recorded as a reduction of net income in each period.

Due to the difference in fiscal year ends of each company, the pro forma information for the three months ended March 31, 2007 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the three months ended March 31, 2007 and (ii) Chaparral’s consolidated statement of operations for the three months ended February 28, 2007.

2.9	Derivative financial instruments

Derivative financial instruments that do not qualify for hedge accounting are recognized on the balance sheet at fair value with unrealized gains and losses recognized in the statement of income.

To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes either in its fair value in relation to the fair value of the item being hedged or with respect to changes in the cash flows, both at inception and over the life of the contract.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

As required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”) the Company assess both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting the changes in cash flows of the hedged item.

3	Inventories

	March 31,		December
	2008	2007	31, 2007
Finished products	1,276,410	905,440	1,263,252
Work in process	864,975	521,782	762,634
Raw materials	812,232	553,105	722,309
Packaging and maintenance supplies	512,920	327,555	498,058
Advances to suppliers of materials	221,189	97,280	170,352
	3,687,726	2,405,162	3,416,605

4	Property, plant and equipment, net

	March 31,		December
	2008	2007	31, 2007
Buildings and improvements	2,284,434	1,689,029	2,222,619
Machinery and equipment	8,059,039	5,550,847	7,925,285
Vehicles	73,416	52,805	70,345
Furniture and fixtures	100,967	84,830	89,082
Other	647,867	393,290	531,918
	11,165,723	7,770,801	10,839,249
Less: Accumulated depreciation	(4,366,222)	(3,245,573)	(4,115,228)
	6,799,501	4,525,228	6,724,021
Land	499,541	402,385	503,882
Construction in progress	1,520,965	1,555,499	1,391,811
Total	8,820,007	6,483,112	8,619,714

As of March 31, 2008, machinery and equipment with a net book value of $1,095,098 ($938,009 on March 31, 2007 and $1,055,641 on December 2007) was pledged as collateral for long-term debt.

5	Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars and Euros. Advances received against export commitments are obtained from commercial banks with a commitment that the products will be exported.

Long-term debt

Long-term debt consisted of the following:

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

	Weighted-
	Average
	Annual Interest
	Rate % at	March 31,		December
	March 31, 2008	2008	2007	31, 2007
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	10.28%	152,775	58,201	59,279
Financing for investments	8.29%	435,882	176,769	420,214
Financing for machinery	10.32%	831,337	616,758	886,297
Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	7.77%	1,194	42,992	1,183
Guaranteed Perpetual Senior Securities (US$)	9.75%	600,000	600,000	600,000
Financing for machinery and others (US$)	7.48%	920,782	913,698	892,266
Export Receivables Notes by Gerdau Açominas (US$)		-	204,144	-
Advances on exports (US$)	5.83%	248,520	375,394	259,892
Financing for investments (US$)		-	11,062	-
(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa, Gerdau Aza S.A., Siderperú, Siderúrgica Zuliana, Gerdau GTL Mexico and GTL Trade Finance Inc. (Ten-Year Bond)
Financing for investments (US$)	6.80%	150,067	45,667	162,050
Ten-Year Bond (US$)	7.25%	1,031,819	-	1,000,000
Working capital (Chilean pesos)	5.77%	3,396	3,272	3,112
Working capital (Colombian Pesos)	8.23%	620	1,115	703
(c) Long-term debt of Gerdau Ameristeel Senior notes, net of original issue discount (US$)	10.38%	406,156	395,753	400,819
Term Loan Facility (US$)	5.73%	2,600,000	-	2,600,000
Senior Secured Credit Facility (Cdn$)		-	355	-
Industrial Revenue Bonds (US$)	2.65% to 6.38%	50,400	31,600	54,600
Other		20,469	4,524	13
(d) Long-term debt of Corporación Sidenor Working capital (Euros)	5.61%	378,632	267,131	368,717
		7,832,049	3,748,435	7,709,145
Less: current portion		(726,741)	(565,949)	(655,229)
Long-term debt, excluding debentures, less current portion		7,105,308	3,182,486	7,053,916

Long-term debt matures in the following years:
2009	613,442
2010	632,607
2011	1,588,379
2012	1,597,779
After 2012	2,673,101
7,105,308

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP (Taxa de Juros de Longo Prazo - “Long term interest rate”) rate set by the Government on a quarterly basis, or based on IGPM (Índice Geral de Preços - Mercado - “General Index Price - Market”).

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants, which are described below, that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with IFRS. The covenants include financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At March 31, 2008, the Company was in compliance with all of its debt covenants.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of the $600,000 with 9.75% p.a. of interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The bonds do not have a stated maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

Covenants

As a way of monitoring the financial condition of the Company, the banks involved in certain of the financing agreements use restrictive covenants, as described below:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Net Income before Interest, Taxes, Depreciation and Amortization)
II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Net Income before Interest, Taxes, Depreciation and Amortization).
III) Required Minimum Net Worth - measures the minimum net worth required in financing agreements.
IV) Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated based on the Consolidated Financial Statements in IFRS of Gerdau S.A., except for item IV, which refers to Metalúrgica Gerdau S.A., and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a default statement by the banks and acceleration of maturity of loans.

(b) Sipar Aceros, Diaco, Sidelpa, Gerdau AZA, Siderperú, Siderurgica Zuliana, Gerdau GTL Mexico and GTL Trade Finance Inc.

Most of debt in Latin America (except Brazil) is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in U.S. dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

The subsidiary Siderperu has obtained a financing for working capital of $150,067, maturing in 2014 with a variable rate of Libor + 0.9% p.a.. Such proceeds were used to pay out the outstanding debt with suppliers and credits acquired by the Company by the time of the acquisition of this subsidiary.

Ten-Year Bond

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the placement of Ten-Year Bonds in the amount of $1 billion. Such Bonds, which mature on October 20, 2017, are subject to interest of 7.25% p.a., payable semi-annually in the months of April and October, beginning April 2008, and guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. The bonds are senior unsecured obligations of the Issuer, ranking equal in right of payment with all of the Issuer’s other existing and future senior unsecured debt. The guarantees of the bond will rank pari passu with all unsecured and unsubordinated obligations of each of the Guarantors.

The bonds and the guarantees of the bonds were not registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or under any state securities law. Therefore, the bonds were not offered or sold within the United States to, or for the account or benefit of, any U.S. person unless the offer or sale was qualified for a registration exemption from the Securities Act and applicable state securities laws. Accordingly, the bonds were offered and sold to qualified institutional buyers (as defined in Rule 144A under the Securities Act) and to non U.S. people outside the United States in compliance with Regulation S under the Securities Act.

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value.  Gerdau Ameristeel amortizes the bond discount using the straight line method, which is not materially different from the effective interest method.  Gerdau Ameristeel can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made. As a result of the Company hedging a portion of its 10 3/8% Senior Notes, the carrying value of those notes was adjusted to reflect the changes in fair value of the derivative.

On October 31, 2005, Gerdau Ameristeel entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010.  The Company is in compliance with the terms of the facility at March 31, 2008.  The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.  At both March 31, 2008 and 2007 and December 31, 2007, there was nothing drawn against this facility based upon available collateral under the terms of the agreement. At March 31, 2008 and 2007 and December 31, 2007 there is nothing drawn against this facility and approximately $576 millions, $592.2 millions and $583.0 millions, respectively, was available under the Senior Secured Credit Facility, net of $74.0 millions, $57.8 millions e $67.0 millions, respectively of outstanding letters of credit.

Gerdau Ameristeel had $50.4 million of industrial revenue bonds outstanding at March 31, 2008 ($54.6 million at December 31, 2007). Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. Gerdau Ameristeel assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartesville cold drawn facility in September 2002. Gerdau Ameristeel assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004.  The interest rates on these bonds range from 51% to 121% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2008, respectively. The Jackson, Tennessee and Cartesville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest on this bond is 5.3% payable semi-annually.  This bond is secured by a guarantee by the Company.

On September 14, 2007, the Gerdau Ameristeel entered into a $2.75 billion Term Loan Facility to partially finance its acquisition of Chaparral of which $150.0 million of the Term Loan has been repaid.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bearing interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company is in compliance with the terms of the Term Loan Facility.

(d) Corporación Sidenor

In December, 2006, Corporación Sidenor obtained a loan in the amount of € 150,000 ($236,742) to conclude the acquisition of GSB Aceros S.L. and in October, 2007, a loan in the amount of € 50,000 ($78,914) to the acquisition of SJK Steel Co. These debts mature between 2009 and 2013.

Lines of credit

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços obtained a pre-approved line of credit from BNDES for the purchase of machinery and related expenses for a total amount of $514,550, bearing interest of TJLP+2.5% p.a. Amounts will be released as investments are made by the subsidiaries and they present to BNDES documentation supporting to the investments made. At March 31, 2008, $390,786 was drawn against this facility. These contracts are guaranteed by INDAC (parent company of Metalúrgica Gerdau S.A.).

In August, 2006, Gerdau Açominas obtained approval of a credit facility with BNDES in the total amount of $197,101 for the increase of production capacity of liquid steel of its Ouro Branco mill, from the current total annual production of 3.0 million tons/year to 4.5 million tons/year, through investment in a new coke plant, sinter plant and a new blast furnace, and for the social projects to be conducted directly or in partnership with public or non-for-profit private institutions to assist local community. This credit facility bears interest of TJLP+2% p.a. Such contracts are guaranteed by INDAC and are also subject to some financial covenants based on financial information of Metalúrgica Gerdau. At March 31, 2008, the total amount was drawn against this facility.

The Company announced the conclusion, on November 1, 2006, of a Senior Liquidity Facility. This facility amounts to $400,000 and the borrower will be the subsidiary GTL Trade Finance Inc., with the guarantee of Gerdau S.A., and its subsidiaries Gerdau Açominas, Gerdau Aços Longos , Gerdau Aços Especiais and Gerdau Comercial de Aços. The program has an availability period of 3 years, with 2 years for payment as from the date of each disbursement. The costs involve a facility fee amounting to 0.27% p.a. and interests, in the case disbursements are actually made, of Libor + 0.30% to 0.40% p.a.. At March 31, 2008, no amounts have been withdrawn under this facility.

Gerdau Açominas also has available the following lines of credit:

• $267,000 from a consortium of banks leaded by Citibank, N.A, Tokyo Branch guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 10 years, with 2 grace years and 8 years for repayment, bearing interest of Libor + 0.3% p.a. This amount will be used in the expansion of the Ouro Branco industrial facility. At March 31, 2008, the total amount was drawn against this facility.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

• $69,000 from Export Development Canada, guaranteed by KFW Ipex Bank, maturing in 6 years, with 2 grace years and repayment in 4 years bearing interest of 7.22% p.a. At March 31, 2008, $32,000 had been drawn on this facility.

• $201,000 from BNP Paribas - France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3 grace years and 9 years for repayment bearing interest of 6.97% p.a. At March 31, 2008, $174,000 was drawn against this facility.

In March, 2007, the Company obtained an approval of a Commercial Loan with BNP Paribas, guaranteed by SINOSURE (China Export & Credit Insurance Corporation), in the total amount of $50,000. This loan has been taken in order to finance 15% of the new coke plant, sinter plant and a new blast furnace for the Ouro Branco mill. At March 31, 2008, the total amount was drawn against this facility.

Gerdau AZA has available the following lines of credit:

• $110,794 of lines for working capital, bearing interest of 6.96% p.a. At March 31, 2008, no amounts were withdrawn.

Gerdau Ameristeel has available the following lines of credit:

• $75,000 of a credit facility with KfW to provide financing for capital expenditures, expiring on November 30, 2008 and is secured by equipment purchased with the financing. At March 31, 2008, $15,400 was drawn against this facility.

Debentures

Debentures as of March 31, 2008 include five outstanding issuances of Gerdau and debentures issued by Aços Villares S.A., as follows:

			March 31,		December
	Issuance	Maturity	2008	2007	31, 2007
Debentures, denominated in Brazilian reais
Third series	1982	2011	90,868	57,462	93,700
Seventh series	1982	2012	79,535	18,469	86,155
Eighth series	1982	2013	164,011	122,633	145,634
Ninth series	1983	2014	182,111	144,561	142,317
Eleventh series	1990	2020	86,729	57,141	74,040
Aços Villares S.A.	2005	2010	176,374	149,860	173,899
			779,628	550,126	715,745
Less: Debentures held by consolidated companies eliminated in consolidation			(209,695)	(74,127)	(184,341)
Total			569,933	475,999	531,404
Less: current portion (presented under Other current liabilities in the consolidated balance sheet)
			(54,168)	(1,523)	(21,524)

Total debentures – long-term			515,765	474,476	509,880

Debentures mature in the following years:

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

	March 31		December 31
	2008	2007	2007
2008	-	18,542	-
2009	61,103	74,168	87,071
2010	61,103	55,626	65,304
2011	90,868	57,462	93,700
2012	79,535	18,469	37,431
After 2012	223,156	250,208	226,374
	515,765	474,476	509,880

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 11.33%, 12.68%, 11.82% as of March 31, 2008 and 2007 and December 31, 2007, respectively.

Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years on September 1, 2010. The principal amount will be paid in 8 quarterly installments beginning on December 1, 2008.

6	Commitments and contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of March 31, 2008, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies			Judicial deposits
	March 31,		December	March 31,		December
Claims	2008	2007	31, 2007	2008	2007	31, 2007
Tax	175,701	133,573	205,297	110,269	61,650	106,288
Labor	52,949	47,297	52,955	14,198	13,115	13,500
Other	7,149	11,955	7,074	7,102	9,282	6,523
	235,799	192,825	265,326	131,569	84,047	126,311

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigations as well as the amount of the probable loss which has been provided as of March 31, 2008.

•
Of the total provision, $18,421 relates to amounts of State Value Added Tax (“Imposto sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretariat of the states of Mato Grosso, Maranhão, Amazonas, Bahia and Rio de Janeiro and the State Court of the states of Pernambuco and Paraná. The contingencies amounts were updated through the balance sheet date in compliance to the legislation. In the first quarter of 2008 occurred a settlement of the amount in approximately $32,722 due to the inclusion of the debts in the Tax Credit Special Installment Program related to ICMS, established by Act 17,247 issued in December 27, 2007, and Decrees 44,695 and 44,704 issued in December 28, 2007 and January 15, 2008, respectively, by the Minas Gerais State.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

•
$27,167 corresponds to lawsuits against the parent company Gerdau S.A. related to National Institute of Social Security (INSS) contributions have mostly to do with Tax Collections and Annulment Lawsuits in Federal Trial and Second Instance Courts of Minas Gerais, Rio de Janeiro, Espírito Santo and Pernambuco States. The provisions also refers to lawsuits questioning the position of the INSS charging INSS contributions on profit sharing payments made by the Subsidiary Gerdau Açominas S.A., lawsuits related to Occupational Accident Insurance (SAT), as well as on payments for services rendered by third parties, in which the INSS calculated charges for the last 10 years and assessed the subsidiary company Gerdau Açominas S.A. because it understands that it is jointly liable. The assessments were maintained at the administrative level and Gerdau Açominas S.A. filed annulment actions with escrow deposits for the amount under discussion based on the understanding that the right to assess part of the charge and that there is no joint liability.

•
$19,436 relates to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” - ECE), as well as $12,356 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária” - RTE), which are charges included in the electric energy bills of the Company’s plants in Brazil. According to the Company, these charges are of a tax nature and, as such, are incompatible with the Brazilian National System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the states of São Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts and High Court of Justice. The Company has fully deposited in court the amount of the disputed charges.

•
$51,226 relates to a provision recorded by the subsidiary Gerdau Açominas on demands made by the Federal Revenue Secretariat regarding Import Taxes (“Imposto de Importação” - II), Taxes on Industrialized Products (“Imposto sobre Produtos Industrializados” - IPI) and related charges, due to transactions carried out under drawback concessions originally granted and afterwards annulled by DECEX (Foreign Operations Department in Brazil). Management does not agree with the administrative decision which has annulled the drawback concession and believes all transactions were carried out under the terms of the law. This demand is currently awaiting designation of a responsible judge of the Court.

•	The Company is also defending other taxes in the amount of $47,095 for which a provision has been made following advice from Company’s legal counsel.

Possible or remote losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•
The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $28,452. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•
The Company is defendant in tax foreclosures filed by the states of Minas Gerais and Pernambuco, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $26,014. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS. During 2007, the lawsuit of the Gerdau Açominas S.A. had a favorable outcome for the company in a decision against which no appeal can be made.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

•
The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” – REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts in 60 monthly installments. The final installment has been paid in May 31, 2005. There is a remaining balance being challenged amounting to $11,872, once certain outstanding issues identified in the administrative proceeding that the Company moves before the Management Committee of REFIS, the management believes the refinancing program will be finally extinguished.

•
The Company and its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Gerdau Comercial de Aços, have other lawsuits related to the Value Added Tax on Sales and Services (ICMS) and are mostly related to credit rights and rate differences, and whose demands reach a total of $71,502. An accounting provision was not made for these demands since they were considered as possible loss, but not probable.

•
The Company and its subsidiary Gerdau Aços Longos are petitioners in legal cases over Property Tax (IPTU), Import Taxes (II), and Excise Tax (IPI). The total value of these lawsuits today reaches $26,695. An accounting provision was not made for these demands since they were considered as possible losses, but not probable.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•
Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $15,196 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a 10 year moratorium for the payment of securities issued to cover court-order debt not related to food. There are no expectation of realization of this credit in 2008 or in the following years, therefore is not recognized.

•
The Company and its subsidiary Gerdau Açominas are claiming recovery of IPI premium credits. Gerdau S.A. has filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas, the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of $186,668. The credit is not recognized due to the uncertainty of the realization.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of March 31, 2008 of $52,949. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at March 31, 2008, totaled $14,198.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $7,149 for these claims. Escrow deposits related to these contingencies, at March 31, 2008, totalized to $7,102.

Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” – SEAE). The process was sent to the Administrative Council for Economic Defense – (“Conselho Administrativo de Defesa Econômica” – CADE), for judgment.

CADE judgment was put on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful on this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 ($140,112). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after contested by CADE.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $19,658 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $35,447 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $62,889, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those gains will be recorded in the financial statements. The suit meets with the engineering and accounting skills in progress, when the pointed value will be demonstrated judicially by the Company.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

7	Shareholders' equity

Share capital

As of March 31, 2008, 231,607,008 shares of Common stock and 435,986,042 shares of Preferred stock had been issued (463,214,016 and 871,972,084, respectively, after the stock bonus described in Note 14 (X)). The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares (1,500,000,000 and 3,000,000,000, respectively, after the Shareholders Meeting described in Note 14 (X)). Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At March 31, 2008, the Company held in treasury 4,818,372 Preferred shares (9,636,744 after the stock bonus described in Note 14 (X)) at a cost of $59,046 (5,070,138 preferred shares at March 31, 2007 and 4,966,651 at December 31, 2007 at a cost of $45,711 and at a cost of $44,778, respectively which represent 10,140,276 preferred shares at March 31, 2007 and 9,933,302 at December 31, 2007 after the stock bonus described in Note 14 (X)).

8	Earnings per share (EPS)

Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect the stock bonus of 1 share per each share hold approved by the Shareholder’s Meeting on May 30, 2008 (Note 14 (X)).

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Basic
	Three-month period ended March 31, 2008			Three-month period ended March 31, 2007
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends and interest on equity declared	49,572	92,241	141,813	25,821	48,040	73,861
Allocated undistributed earnings	109,994	204,628	314,622	122,656	228,203	350,859
Allocated net income available to Common and Preferred shareholders	159,566	296,869	456,435	148,477	276,243	424,720

Basic denominator
Weighted-average outstanding shares, deducting the average treasury shares.	463,214,016	861,738,880		463,214,016	861,809,390

Earnings per share (in US$) – Basic	0.34	0.34		0.32	0.32

Diluted

	Three-month period ended March 31,
	2008	2007
Diluted numerator
	296,869	276,243
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In March 2007, also the option to settle in shares the purchase price of an additional interest in Diaco to sell their shares to Gerdau.	441	1,558
	297,310	277,801

Net income allocated to common shareholders	159,566	148,477
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau. In March 2007, also the option to settle in shares the purchase price of an additional interest in Diaco to sell their shares to Gerdau.	(441)	(1,558)

	159,125	146,919

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	463,214,016	463,214,016
Preferred Shares
Weighted-average number of preferred shares outstanding	861,738,880	861,809,390
Potential increase in number of preferred shares outstanding in respect of stock option plan	3,733,088	3,414,046
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	-	8,299,076
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	-	2,346,498
Total	865,471,968	875,869,010

Earnings per share – Diluted (Common and Preferred Shares)	0.34	0.32

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

9	Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and operations in Brazil

As part of its normal business operations, Gerdau and operations in Brazil have obtained U.S. dollars denominated debt at fixed rates which exposes them to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and operations in Brazil to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and operations in Brazil to changes in fair value on its debt. In order to manage such risks, Gerdau and operations in Brazil periodically enters into derivative instruments, primarily cross-currency interest rate swap contracts, and interest rate swaps. Under the swap contracts Gerdau and operations in Brazil has the right to receive on maturity U.S. dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

Gerdau Açominas entered into interest rate swaps where it receives a variable interest rate based on LIBOR and pays a fixed interest rate in U.S. dollars. The agreements have a notional value of $275,125 and expiration date between June 2010 and November 2011. The aggregate fair value of these interest rate swaps is a loss of $9,372 (net gain of $3,641 at March 31, 2007 and net loss of $3,329 at December 31, 2007).

Gerdau Açominas also entered on a reverse swap where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on Libor in Japanese yens, with a notional amount of $267,000. This swap has a final maturity date on March 14, 2016. The aggregate fair value of this swap is a net gain of $22,423 (net gain of $3,208 at March 31, 2007 and a net gain of $871 at December 31, 2007).

Gerdau Açominas S.A. also contracted a swap in which it receives a variable interest rate based on Libor in Japanese Yens and pays fixed interest rates in US dollars, with a notional value of $224,537. This swap's maturity date is March 31, 2015. The fair value of this contract is a net gain of $979 (net loss of $184 at March 31, 2007 and net loss of $485 at December 31, 2007).

At Gerdau Aços Longos S.A., there was no outstanding swap on March 31, 2008. The notional value of these contracts was $95,103 on March 31, 2007. There are no unrealized gains or losses on March 31, 2008 and December 31, 2007 and the unrealized net gains were $334 on March 31, 2007.

At GTL Equity Investments Corp., there was no outstanding swap or put option of currency exchange on March 31, 2008 and December 31, 2007. The notional value of these contracts was $30,000 on March 31, 2007. There are no unrealized gains or losses on March 31, 2008 and the unrealized net gains were $2,292 on March 31, 2007.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

On January 10, 2006, the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil (Aços Villares S.A. – “Aços Villares”). The Santander Group, a Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of € 443,820 plus a variable contingent price which is payable only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in Sidenor amounted to € 165,828 ($261,723). Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price plus accrued interests computed using a fixed interest rate. Additionally it may at any moment during the period of the put option validity to require that the Santander Group exercises the put option in anticipation of its expiration date. The Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed price under the put option mentioned above plus accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. If the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor's shares or to indicate a third-party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The Company’s obligation to purchase from Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of March 31, 2008, such obligation amounts to $284,845 ($245,788 on March 31, 2007 and $266,176 on December 31, 2007).

During 2007, the subsidiary Gerdau Aços Especiais has reached an agreement with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder of Aços Villares S.A. (“Villares”). This agreement provides BNDESPAR a put option to sell its interest of 28.8% in Villares to the Company, for a determinable price. Such price was determined to be the higher of: (a) the offering price included in the public offering the Company has made when the acquisition of Corporación Sidenor was completed in 2006, plus interest of TJLP + 4% p.a., less any dividends paid by Villares capitalized on the same interest, or (b) the price per share of the public offering divided by 130% of the price of Gerdau S.A. shares, which result in a total quantity of options to BNDESPAR. At the end of fifth year of the contract, BNDESPAR has the higher option between (a) or (b) above. From the fifth and up to the seventh year, the option is still outstanding, but the price is only the one described on (a) above. As of March 31, 2008 and December 31, 2007, this put option has no market value, because the underlying asset has a market quotation significantly higher than any of the exercise prices described in (a) and (b) above. Therefore, no liability was recorded regarding this put option as of March 31, 2008 and December 31, 2007.

Gerdau Ameristeel has the purchase option of 45% of the remaining shares of PCS, which can be exercised after 5 years from the purchase date. Additionally, the minority shareholders also have the option to sell the 45% of the remaining shares of PCS to Gerdau Ameristeel, for the established price and also after 5 years from the date of transaction. The established price was set as the EBITDAs average in the 5 last years ended before the option exercise, multiplied by 5. If Gerdau Ameristeel does not execute the purchase option, then the minority shareholders are entitled to execute the put option of their remaining share to Gerdau Ameristeel. In case the purchase/sale option execution is requested, the other party is obligated to sell/purchase the remaining share.

Operations in South America

The Company was committed to purchase an additional interest in Diaco S.A. This option was exceeded by the counterpart during the first quarter of 2008, resulting in a payment made by the Company summing $107.2 million on January 10, 2008 and represented an ownership of 40.2% in the Diaco S.A.’s capital.

Empresa Siderúrgica del Peru S.A.A. - Siderperu - contracted swaps of interest rates, receiving a variable interest rate based on Libor and pays a fixed interest rate in US dollars. This agreement has a notional value of $75,000 and maturity date on April 30, 2014. The fair value of these agreements is a net loss of $4,118.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Gerdau Ameristeel

During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps at March 31, 2008 was $9.4 million and was recorded as Unrealized losses on derivatives – Non-current liabilities in the Unaudited Condensed Consolidated Balance Sheet. The Company reflects the changes in the fair value of cash flow hedges in comprehensive income and any ineffectiveness in interest expense. For the three months ended March 31, 2008, comprehensive loss was $9.4 million and there was no ineffectiveness recorded as interest expense.

The Company also has interest rate swaps which qualify as fair value hedges, to convert fixed rate debt, the 10 3/8% Senior Notes, to floating debt. These interest rate swaps which have a notional value of $200 million and an expiration date of July 15, 2011 are recorded as Unrealized gains on derivatives – Current assets in the Unaudited Condensed Consolidated Balance Sheet with a fair value of $5.0 million. The Company reflects the ineffective portion of the fair value hedges in interest expense. For the three months ended March 31, 2008, there was no ineffectiveness related to fair value hedges.

Additionally, the Company has interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives do not qualify for hedge accounting. These interest rate caps and floors are recorded as Unrealized losses on derivatives – Current liabilities in the Unaudited Condensed Consolidated Balance Sheet with a fair value of $7.1 million. The Company reflects the changes in derivatives that do not qualify for hedge accounting in interest expense. For the three months ended March 31, 2008, the change in fair value of non-qualifying derivatives was a loss of $3.3 million.

10	Segment information

The Gerdau Executive Committee is composed by the most senior officers of the Company and is responsible for managing of the business.

The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Brazil and in Europe, Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), Latin America (which excludes the operations in Brazil) and North America.

Identifiable assets are trade accounts receivable, inventories, property, plant and equipment, goodwill and intangible assets. Identifiable assets originally presented for March 31, 2007 were trade accounts receivable, inventories and property, plant and equipment. During 2007, the Company entered into relevant acquisitions of companies, particularly Chaparral Steel, which resulted in recognition of significant amounts of goodwill and intangible assets. As a result of these acquisitions the Gerdau Executive Committee included goodwill and intangible assets in the identifiable assets as from the fourth quarter of 2007 with the objective of analyzing the relevant goodwill and intangible assets acquired in the 2007 acquisitions. For comparative purposes the corresponding information as of March 31, 2007 has been modified with respect to the original information presented  in order to use the same criteria as of March 31, 2008.

During 2007, the Company started to present its consolidated financial statements under IFRS in substitution of Brazilian GAAP to be in accordance with changes in the Brazilian accounting law. As a result of the change in the Consolidated Financial Statements from BRGAAP to IFRS, the Gerdau Executive Committee as from the first quarter of 2008 started to use IFRS for internal decision making. For comparative purposes the corresponding information as of March 31, 2007 and December 31, 2007 has been modified with respect to the original information presented in order to use the same criteria as of March 31, 2008.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

	Three-month period ended March 31, 2008
	Long Brazil	Açominas Ouro Branco	Specialty Steel	Latin America (except Brazil)	North America	Inter-Segment Elimination	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	1,285,513	606,414	902,914	542,890	2,006,314	(230,266)	5,113,779	2,908	5,116,687
Financial income (expenses), net	(3,953)	(21,840)	(21,215)	(4,009)	(54,565)	11,649	(93,933)	(31,526)	(125,459)
Income before minority interest	198,664	48,257	92,835	54,274	177,080	52,135	623,245	(24,364)	598,881
Capital expenditures	93,866	63,198	14,285	274,118	25,947	8,910	480,324	27,504	507,828
Depreciation and amortization	45,884	61,324	34,157	15,187	74,348	10,677	241,577	1,613	243,190
Identifiable assets	3,327,646	3,870,030	3,157,366	2,021,874	7,442,176	(680,938)	19,138,154	(279,266)	18,858,888

	Three-month period ended March 31, 2007
	Long Brazil	Açominas Ouro Branco	Specialty Steel	South America (except Brazil)	North America	Inter-Segment Elimination	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	822,727	388,731	740,101	334,982	1,380,570	(89,692)	3,577,419	(88,014)	3,489,405
Financial income (expenses), net	7,331	43,015	(12,053)	17,383	(8,853)	73,090	119,913	(25,586)	94,327
Income before minority interest	98,103	90,597	74,383	60,160	149,682	101,628	574,553	(30,665)	543,888
Capital expenditures	39,360	214,356	31,192	293,509	49,519	5,231	633,167	(7,553)	625,614
Depreciation and amortization	34,164	37,219	39,246	2,202	27,045	(286)	139,590	11,818	151,408
Identifiable assets	2,351,938	2,452,112	2,672,458	1,284,423	2,711,870	(327,970)	11,144,831	(201,718)	10,943,113

	Year ended December 31, 2007
	Long Brazil	Açominas Ouro Branco	Specialty Steel	Latin America (except Brazil)	North America	Inter-Segment Elimination	Total	Adjustments and reconciliations	Total as per financial statements

Depreciation and amortization	168,104	185,042	183,671	49,441	174,752	(17,401)	743,609	(55,306)	688,303
Identifiable assets	2,963,751	3,517,769	2,975,941	1,688,201	7,337,913	(319,497)	18,164,078	(201,870)	17,962,208

The segment information above has been prepared under IFRS, which is the basis of presentation used for internal decision making. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

The main products by business segment are as follows:
Long Brazil: rebars, merchant bars, wire rod, profiles, and drawn products
Açominas Ouro Branco: billets, blooms, slabs, wire rod, and structural shapes
Specialty Steel: stainless steel, round and square bars, wire rod
Latin America: rebars, merchant bars, and drawn products
North America: rebars, merchant bars, wire rod, heavy and light structural shapes

The Adjustments and Reconciliations column include the effects of differences between the criteria followed under IFRS and the criteria followed in the consolidated financial statements.

Geographic information about the Company, prepared following the same basis as the financial statements, is as follows with revenues classified by the geographic region from where the products have been shipped:

	Three-month period ended March 31, 2008
	Brazil	Latin America (except Brazil)	North America	Europe	Total

Net sales	2,084,094	548,839	2,031,663	452,091	5,116,687
Long lived assets	6,054,949	1,018,432	5,667,419	915,948	13,656,748

	Three-month period ended March 31, 2007
	Brazil	South America (except Brazil)	North America	Europe	Total

Net sales	1,401,231	326,725	1,342,995	418,454	3,489,405
Long lived assets	4,236,326	578,623	1,564,767	779,314	7,159,030

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

	Year ended December 31, 2007
	Brazil	Latin America (except Brazil)	North America	Europe	Total

Net sales	6,662,685	1,720,294	5,806,659	1,624,879	15,814,517
Long lived assets	5,656,113	860,875	5,719,218	862,538	13,098,744

Long lived assets include property, plant and equipment, equity investments, investments at cost, intangible assets and goodwill.

No information is presented for breakdown of revenue by major products as such information is not maintained on a consolidated basis by the Company, which has such information only in volume.

11	Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:
	Three-month period ended March 31
	2008	2007
Income before taxes and minority interest	781,519	710,542
Brazilian composite statutory income tax rate	34%	34%
Income tax at Brazilian income tax rate	265,716	241,584
Reconciling items:
Foreign income having different statutory rates	20,000	(12,435)
Non-deductible expenses net of non-taxable income	(30,360)	(4,059)
Benefit of deductible interest on equity paid to shareholders	(17,440)	(20,562)
Tax deductible goodwill recorded on statutory books	(41,430)	(33,215)
Tax exempt income in North America	(13,052)	(6,235)
Other, net	(796)	1,576
Income tax expense	182,638	166,654

As of March 31, 2008, the Company had $27.7 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.

The Company has several different tax years open to examinations, since each fiscal authority of each country in which the Company operates has different timing for tax examinations. In most cases, the years from 2003 to 2008 remains open for tax examinations. In the United States and Spain, the years from 2005 to 2008 remains open for tax examinations.

12	Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company's consolidated statements of financial position:

Brazil plans

	Three-month period ended March 31
	2008	2007
Components of net periodic benefit cost
Service cost	5,823	4,090
Interest cost	14,966	10,932
Expected return on plan assets	(28,024)	(20,069)
Amortization of transition asset	(213)	(1,156)
Amortization of prior service cost	304	250
Amortization of net actuarial gain	(2,174)	(380)
Employees contributions	(1,513)	(698)
Net pension benefit cost	(10,831)	(7,031)

North America plans

Pension Plan

	Three-month period ended March 31
	2008	2007
Components of net periodic benefit cost
Service cost	6,139	5,430
Interest cost	8,241	7,183
Expected return on plan assets	(8,919)	(7,380)
Amortization of transition liability	53	50
Amortization of prior service cost	1,134	563
Amortization of net actuarial loss	630	1,440
Net pension benefit cost	7,278	7,286

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Other benefits

	Three-month period ended March 31
	2008	2007
Components of net periodic benefit cost
Service cost	739	507
Interest cost	1,606	1,121
Amoritzation of prior service cost	(89)	(87)
Amortizacion of net actuarial loss	137	115
Net pension benefit cost	2,393	1,656

13	Guarantee of indebtedness

(a)
Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$ 71,662 (equivalent of $40,971 period-end exchange rate) and represents 51.82% of total debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)
Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços are the guarantor on Senior Liquidity Facility of its subsidiary GTL Trade Finance Inc., in amount to $400.000. Since all the entities are under the common control of MG, this guarantee is not covered by the recognition provisions of FIN 45.

(c)
Gerdau is the guarantor on loans of its subsidiary GTL Spain in the amount of $4,066. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the $600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Siderperu in the amount of $702,493, $29,097 and $150,000, respectively.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

(d)
Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos provide guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At March 31, 2008 customer guarantees provided by the company totaled $2,923, $19,417, $18,411 and $805, respectively. Since Banco Gerdau S.A., Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos are under the common control of Metalúrgica Gerdau, this guarantee is not covered by the recognition provisions of FIN 45.

(e)
GTL Equity provides guarantees to Banco Santa Cruz S.A. of multiple credit facilities of its subsidiary Comercial Gerdau S.A., in amount to $2,000. Since GTL Equity and Comercial Gerdau S.A. are both under common control this guarantee is not covered by the recognition provisions of FIN 45.

(f)
Gerdau S.A., Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especiais, Gerdau Comercial de Aços and Açominas Overseas provide guarantees to Gerdau Ameristeel on its Term Loan for the acquisition of Chaparral Steel Company, on the total amount of $2,600,000. Since the guarantors and the guarantee are entities under common control of Gerdau S.A., this guarantee is not covered by the recognition provisions of FIN 45.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

(g)
Gerdau S.A., Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especiais and Gerdau Comercial de Aços are the guarantor on Ten Years Bond of its subsidiary GTL Trade Finance Inc., in amount to $1,500,000. Since all the entities are under the common control of MG, this guarantee is not covered by the recognition provisions of FIN 45.

14	Subsequent events

I)
In April 2008, the Company concluded the MacSteel siderurgical operation acquisition from Quanex Corporation, a special steel producer in the United States. The acquisition price was of $1.46 billion, plus the assumption of some debts and liabilities.

II)
In April 2008, the Company signed an alliance with the Corporación Centroamericana del Acero s.a. Holding controllers, that possess several siderurgical assets in Guatemala and Honduras and distribution in El Salvador, Nicaragua and Belize. With that alliance, the Gerdau Group assumes 30% of participation in the company’s capital and compromises to make investments in the Central America area around $180 million.

III)
In April 2008, the Company realized a public offering for primary distribution of common and preferred shares. As a result of this public offering the Company’s capital increased by $1.7 billion. The public offering resulted in the issuance of 48,097,064 new shares (16,686,239 Common shares and 31,410,825 Preferred shares).

IV)
In April 2008, the Company concluded the Century Steel, Inc. acquisition through its subsidiary Pacific Coast Steel. The Century Steel, Inc. acquisition, specialized in structural steel manufacture, totalized approximately $151.5 million. Concomitantly to the Century Steel, Inc. acquisition, the Gerdau Ameristeel´s subsidiary paid $68 million to increase the participation in the Pacific Coast Steel for approximately 84%.

V)
In April 2008, the Company, through the GTL Trade Finance, Inc. subsidiary, concluded the Bridge Loan capitation, in a total amount of $1 billion. The Bridge’s expiration will occur in 6 months and is subject to Libor settled in April 16, 2008 plus 0.85% p.a. This resource was used for MacSteel partial payment.

VI)
In April 2008, the Company, through the Gerdau US Financing, Inc. subsidiary, concluded the Bridge Loan capitation in a total amount of $540 million, of which $140 million had been already paid. The Bridge’s expiration date will occur in 45 days and is subject to the Libor settled in April 16, 2008 plus 1.25% p.a. This resource was used for MacSteel partial payment.

VII)
In May 2008, the Board approved the proposal relative to the dividends anticipation to be paid in accordance with 2008 first quarter results as interest on equity reserve, that was calculated and credited under the shareholders positions held in May 21, 2008 ($0.23 for common and preferred shares). The payment occurred in June 3, 2008 and consisted as anticipation to the minimum statutory dividend, which was submitted to the Board of Directors on May 12, 2008.

VIII)
In May 2008, the Company concluded the Bond reopening, with expiration date in 2017, through the GTL Trade Finance, Inc. subsidiary, in the amount of $500 million, and a yield of 6.875% p.a. The new issuance will be incorporated to the issuing made in October, 2007 and is subject to 7.25% p.a. and will be paid semi-annually (in April and October). This resource will be used to amortize the Bridge Loan in amount of $1 billion taken by the subsidiary in April 16, 2008.

IX)
In May 2008, Metalúrgica Gerdau S.A, Gerdau S.A.’s Parent Company, acquired 951,993,367 of common stocks of Aços Villares S.A., which represents 28.88% of the Villares voting stock, by the amount of $744,842. To pay this amount Metalúrgica Gerdau S.A. issued debentures with interchangeability’s clause per Gerdau S.A. preferred stock, of its ownership. The debentures’ maturity date is 5 years, from its issuance date, with semi-annual amortization.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

X)
At the Shareholders Meeting held on May 30, 2008, shareholders approved a capital increase through capitalization of reserves in the amount of R$ 3,489 million ($2,141 million) and a bonus to both common and preferred shareholders of 1 share per 1 share held. The bonus resulted in the issuance of 715,690,113 new shares (248,293,247 Common shares and 467,396,866 Preferred shares). At the same shareholders meeting, a new authorized capital of 1,500,000,000 Common shares and 3,000,000,000 Preferred shares was approved.

XI)
In May 2008, the Company through its subsidiary Sidenor Industrial acquired Rectificadora del Vallés (RDV), a steel bars manufacturer for automobile, construction and mechanics industry located in Barcelona, Spain. The acquisition price was € 32 million ($49.8 million) plus the assumption of € 33 million (51.3 million) in debts. RDV has a current annual productive capacity of 100 thousand tonnes.

XII)
In June 2008, the Company through its subsidiary Sidenor Industrial acquired Vicente Gabilondo e Hijos, S.A. (Gabilondo), a steel bars manufacturer for the automobile industry located in Eibar, Spain. The acquisition price was € 14 million ($21.8 million). Gabilondo has a current annual productive capacity of 30 thousand tonnes.

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